Exhibit 99.(III)

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

                    -----------------------------------------

                                 PROXY STATEMENT
                            FOR XXVII ANNUAL MEETING
                                 OF STOCKHOLDERS

                          TO BE HELD ON APRIL 14, 2004

                    -----------------------------------------

      This Proxy Statement is being furnished to holders of shares of common stock of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the "Bank") in connection with the solicitation by the Board of Directors of the Bank (the "Board") of proxies to be used at the 2004 annual meeting of stockholders (the "Annual Meeting") to be held on April 14, 2004 at the Panama Marriott Hotel, 52nd & Ricardo Arias Streets, Panama City, Republic of Panama, at 10:00 a.m. (Panamanian time), and at any adjournments thereof. Unless the context otherwise requires, all references to the Annual Meeting in this Proxy Statement shall mean the Annual Meeting and any adjournments thereof.

      The Annual Meeting has been called for the following purposes:

      (1) to approve the Bank's audited financial statements for the fiscal year ended December 31, 2003 (See Proposal 1);

      (2) to appoint KPMG Peat Marwick as the Bank's independent auditors for the fiscal year ending December 31, 2004 (See Proposal 2);

      (3) to elect five directors (one director to represent the holders of the class A shares, three directors to represent the holders of the class E shares and one director to represent the holders of all classes of shares of the Bank's common stock) to the Board of Directors of the Bank (the "Board"). Two of these three class E share Board positions represent positions held by representatives of the Bank's class B shares which were forfeited to the class E shareholders under the Bank's Articles of Incorporation as a result of the class B shares falling below 10% of the Bank's total outstanding shares of common stock. The votes of the holders of each of the class A shares and the class E shares will be counted separately as a class for the purposes of electing directors to represent the holders of the class A and class E shares, respectively. The class A director will serve a term of three years. The class E directors will serve terms of three years. The director representing all classes of shares is being elected to fill a vacancy created by the resignation of a director, and will serve a term of two years, the remaining term of the director who resigned. Qualified candidates for the directorship representing the holders of the class A shares will be nominated at the Annual Meeting by the holders of such class A shares. The Board has nominated Herminio Blanco, William Hayes and Alexandre Lodygensky as directors to represent the holders of the class E shares, and Jaime Rivera as a director to represent the holders of all classes of shares of the Bank's common stock (Proposal 3); and

      (4) to transact such other business as may properly come before the Annual Meeting.

      The Board recommends that all stockholders vote FOR each of Proposal 1 and Proposal 2. With respect to Proposal 3, the Board recommends that (i) all holders of the class A shares vote FOR granting proxy holders the discretion to vote, in accordance with their best judgment, for any class A directors as may be nominated at the Annual Meeting, (ii) all holders of the class E shares vote FOR Herminio Blanco, William Hayes and Alexandre Lodygensky as directors to represent the holders of the class E shares and (iii) all common stockholders vote FOR Jaime Rivera as director to represent the holders of all classes.

      This Proxy Statement is being mailed to stockholders on or about March 12, 2004. If the enclosed proxy card is properly executed and returned to the Bank in time to be voted at the Annual Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. The presence of a stockholder at the Annual Meeting will not automatically revoke such stockholder's proxy. Stockholders may, however, revoke a proxy at any time prior to its exercise by delivering to the Bank a duly executed proxy bearing a later date, by attending the Annual Meeting and voting in person, or by filing written notice of revocation with the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 6-1497 El Dorado, Panama City, Republic of Panama. Unless revoked or unless contrary instructions are given (either by vote in person or by subsequent proxy), if a proxy is duly signed, dated and returned but has no indication of how the applicable stockholder wants to vote with respect to any of the proposals set forth in such proxy, then such proxy will be deemed to grant authorization to vote as follows: (1) FOR Proposal 1 to approve the Bank's audited financial statements for the fiscal year ended December 31, 2003; (2) FOR Proposal 2 to appoint KPMG Peat Marwick as the Bank's independent auditors for the fiscal year ending December 31, 2004; (3) FOR Proposal 3 to elect one director to represent the holders of the class A shares in the proxy holders' discretion, to elect Herminio Blanco, William Hayes and Alexandre Lodygensky as directors to represent the holders of the class E shares, and to elect Jaime Rivera as director to represent the holders of all classes of shares of the Bank's common stock; and (4) in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting.

      The cost of soliciting proxies will be borne by the Bank. In addition to the solicitation of proxies by mail, the Bank, through its directors, officers and other employees, may solicit proxies in person or by telephone, fax or e-mail. The Bank will also request persons, firms and corporations holding shares in their names or in the names of nominees, which are beneficially owned by others, to send proxy material to, and obtain proxies from, such beneficial owners and will reimburse such holders for their reasonable expenses in doing so. The Bank may engage a proxy soliciting firm to assist in the solicitation of proxies. The cost of the services provided by such firm is not expected to exceed approximately $8,000 plus out-of-pocket expenses.

      The shares of the Bank that entitle the holders of such shares to vote at the Annual Meeting consist of the class A shares, the class B shares and the class E shares, with each share entitling its owner to one vote per share at meetings of the stockholders of the Bank, except with respect to the election of directors. For the election of directors, the votes of the holders of each class of shares of the Bank's common stock will be counted separately as a class to elect the director(s) that represent such class. The holders of each class of common stock have cumulative voting rights with respect to the election of directors which means that the shareholders of each class have a number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of directors to be elected by such class, and the shareholder can cast all of the votes in favor of one candidate or distribute them among all of the directors to be elected or among two or more of them, as the shareholder may decide. Shareholders also have cumulative voting rights in the election of directors who represent all classes of shares of the Bank's common stock. The close of business on March 9, 2004 has been fixed by the Board as the record date for determination of stockholders entitled to notice of, and to vote at, the Annual Meeting. As of February 29, 2004, there were an aggregate of 39,352,738.11 shares of all classes of the Bank's common stock issued and outstanding. Set forth below are the number of shares of each class of the Bank's common stock issued and outstanding as of February 29, 2004:

              --------------------------------------------------
                                           Number of Shares
                 Classes of Shares of     outstanding as of
                     Common Stock         February 29, 2004
              --------------------------------------------------
                           A                 6,342,189.16
              --------------------------------------------------
                           B                 3,455,664.95
              --------------------------------------------------
                           E                29,554,884.00
              --------------------------------------------------
                         TOTAL              39,352,738.11
              --------------------------------------------------

      As of December 31, 2003, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 9% of the total outstanding shares of voting capital stock of the Bank.

      The following table sets forth information regarding the Bank's shareholders that are the beneficial owners of 5% or more of any one class of the total outstanding shares of voting capital stock of the Bank, at December 31, 2003:

                                                     At December 31, 2003
--------------------------------------------------------------------------------
Class A                                 Number of Shares  % of Class  % of Total
--------------------------------------------------------------------------------
Banco de la Nacion Argentina..........      1,045,348.00     16.5         2.7
Banco do Brasil.......................        974,551.00     15.4         2.5
Banco de Comercio Exterior de
  Colombia, S.A. .....................        488,547.00      7.7         1.2
Banco de la Nacion Peru...............        446,556.00      7.0         1.1
Banco Central del Paraguay............        434,658.00      6.9         1.1
Banco Central del Ecuador.............        431,217.00      6.8         1.1
Banco del Estado de Chile.............        323,412.75      5.1         0.8

Total Shares of Class A Common Stock..      6,342,189.16    100.0%       16.1%
                                            ============    =====        ====

--------------------------------------------------------------------------------
Class B                                Number of  Shares  % of Class  % of Total
--------------------------------------------------------------------------------
Banco de la Provincia de Buenos Aires.        884,460.98     25.5         2.2
Banco de la Nacion Argentina..........        295,944.50      8.5         0.8
Mizuho Corporate Bank Ltd.............        294,345.00      8.5         0.7

Total Shares of Class B Common Stock..      3,466,701.95    100.0%        8.8%
                                            ============    =====         ===

--------------------------------------------------------------------------------
Class E*                                Number of Shares  % of Class  % of Total
--------------------------------------------------------------------------------
Farallon Capital Management...........      3,296,000.00     11.2         8.4
Artisan Partners LP...................      2,372,614.00      8.0         6.0
Fidelity Management...................      2,094,112.00      7.1         5.3
Wellington Management.................      1,695,652.00      5.7         4.3

Total Shares of Class E Common Stock..     29,543,847.00    100.0%       75.1%
                                           =============    =====        ====

--------------------------------------------------------------------------------
Total Shares of Common Stock..........     39,352,738.11                100.0%
                                           =============                =====
--------------------------------------------------------------------------------
* Source: Schedule 13G filings with the Securities and Exchange Commission.

      The presence, in person or by proxy, of the holders of at least one half (1/2) of the total issued and outstanding shares of all classes of the Bank's common stock, plus one additional share of the Bank's common stock, is necessary to constitute a quorum at the Annual Meeting. The presence, in person or by proxy, of the holders of at least one half (1/2) of the issued and outstanding shares of each class of the Bank's common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purposes of electing such directors. If a quorum is not present at the meeting scheduled to be held on April 14, 2004 at 10:00 a.m. (Panamanian time) at the Panama Marriott Hotel, 52nd & Ricardo Arias Streets, Panama City, Republic of Panama, then a second meeting will be held at 10:00 a.m. (Panamanian time) on Thursday, April 15, 2004 at the same location, with the stockholders present (in person or by proxy) at such second meeting. At this second meeting, a quorum will be constituted by the stockholders present (in person or by proxy) at such meeting; and for purposes of electing directors, a quorum at this second meeting will be constituted by the stockholders of each separate class of shares present (in person or by proxy) at such meeting.

      A copy of the Bank's Annual Report (which includes the audited financial statements of the Bank for the fiscal year ended December 31, 2003) accompanies this Proxy Statement.

                             APPROVAL OF THE BANK'S
                          AUDITED FINANCIAL STATEMENTS
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                  (PROPOSAL 1)

      The Bank's audited financial statements for the fiscal year ended December 31, 2003, which accompany this Proxy Statement, were prepared by the Bank in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP") and were audited by the Bank's independent auditors, KPMG Peat Marwick, in accordance with U.S. Generally Accepted Auditing Standards ("U.S. GAAS"). At the Annual Meeting, the stockholders will vote to approve the Bank's annual audited financial statements; however, the audited financial statements are not subject to change as a result of such vote. As has been customary at prior annual meetings of the Bank's stockholders, appropriate executive officers of the Bank will be available to respond to questions that may be posed by stockholders of the Bank attending the Annual Meeting regarding the Bank's financial results.

             THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU
    VOTE FOR THE APPROVAL OF THE BANK'S AUDITED FINANCIAL STATEMENTS FOR THE
                      FISCAL YEAR ENDED DECEMBER 31, 2003.

                       APPOINTMENT OF INDEPENDENT AUDITORS

                                  (PROPOSAL 2)

      The Board recommends that the stockholders appoint KPMG Peat Marwick as independent auditors for the Bank for the fiscal year ending December 31, 2004. The Bank has been advised by KPMG Peat Marwick that neither that firm nor any of its associates has any relationship with the Bank or its subsidiaries other than the relationship that typically exists between independent auditors and their clients. KPMG Peat Marwick will have representatives present at the Annual Meeting who will have an opportunity to make a statement if they so desire and who will be available to respond to questions that may be posed by stockholders of the Bank attending the Annual Meeting.

        THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR
       THE APPOINTMENT OF KPMG PEAT MARWICK AS INDEPENDENT AUDITORS OF THE
               BANK FOR THE FISCAL YEAR ENDING DECEMBER 31, 2004.

                              ELECTION OF DIRECTORS

                                  (PROPOSAL 3)

      The Board consists of ten directors in accordance with the Bank's Articles of Incorporation. Members of the Board are elected at annual meetings of stockholders of the Bank and each director serves a term of three years. In the elections of members of the Board representing a class of shares of the Bank's common stock, the votes of the holders of such class of shares are counted separately as a class. The holders of each class of common stock have cumulative voting rights with respect to the election of directors representing such class which means that the shareholders of each class have a number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of directors to be elected by such class, and the shareholder can cast all of the votes in favor of one candidate or distribute them among all of the directors to be elected or among two or more of them, as the shareholder may decide. Shareholders also have cumulative voting rights in the election of directors who represent all classes of shares of the Bank's common stock.

      Of ten directors, three are elected by the holders of the class A shares, five are elected by the holders of the class E shares and two are elected by the holders of all of the common shares. As a result of the issuance of shares in the Bank's rights offering which was completed in June 2003, the total number of issued and outstanding class B shares fell below 10% of the total number of issued and outstanding common shares. Under the Bank's Articles of Incorporation, this caused the holders of the class B shares to forfeit their right to elect their two remaining directors, without being able to regain such right again. Under the Articles of Incorporation, these two directors are now elected by the class E shareholders. Two of the class E director nominees standing for election at the Annual Meeting have been nominated to fill these positions.

      At the Annual Meeting, common stockholders will be asked to elect five directors (one director to represent the holders of the class A shares, three directors to represent the holders of the class E shares and one director to represent the holders of all classes of shares of the Bank's common stock) to the Board of Directors of the Bank (the "Board"). Two of these three class E share Board positions represent positions held by representatives of the Bank's class B shares which were forfeited to the class E shareholders under the Bank's Articles of Incorporation as a result of the class B shares falling below 10% of the Bank's total outstanding shares of common stock. The votes of the holders of each of the class A shares and the class E shares will be counted separately as a class for the purposes of electing directors to represent the holders of the class A and class E shares, respectively. The class A director will serve a term of three years. The class E directors will serve terms of three years. The director representing all classes of shares is being elected to fill a vacancy created by the resignation of a director, and will serve a term of two years, the remaining term of the director who resigned. Qualified candidates for the directorship representing the holders of the class A shares will be nominated at the Annual Meeting by the holders of such class A shares. The Board has nominated Herminio Blanco, William Hayes and Alexandre Lodygensky as directors to represent the holders of the class E shares, and Jaime Rivera as a director to represent the holders of all classes of shares of the Bank's common stock.

Directors Nominated for Election to Represent Class E Shares

      Herminio A. Blanco has served as business consultant to some of the leading corporations in the world, advisor to the InterAmerican Development Bank, advisor to national governments on trade negotiations, member of the International Advisory Committee of Mitsubishi Corporation and member of the Trinational Commission since 2000. Mr. Blanco was Secretary of Trade and Industry, Chairman of the National Council for Deregulation, Chairman of the Advisory Council for Trade Negotiations, Chairman of the Board of Exportadora de Sal, S.A., Chairman of the Board of Fideicomiso de Fomento Minero and Vice Chairman of the Board of Banco Nacional de Comercio Exterior, in Mexico from 1994 to 2000. He was Undersecretary for International Trade Negotiations and the Ministry of Trade and Industry of Mexico from 1993 to 1994 and from 1988 to 1990. From 1990 to 1993, Mr. Blanco was Mexico's Chief Negotiator of the North American Free Trade Agreement (NAFTA). He was one of the three members of

Council of Economic Advisors to the President of Mexico from 1985 to 1988. Mr. Blanco was Assistant Professor of Economics at Rice University, Houston, Texas from 1980 to 1985. He was senior advisor to the Finance Minister of Mexico from 1978 to 1980.

      William Dick Hayes has served as President of Whaleco, Inc., New York, President of Wellstone Global Finance, LLC, San Francisco, California and Connecticut and a Charter Member of the Board of Directors and Investment Committee of WestLB-Tricom Forfaiting Fund Limited, Bermudas since 1999. He worked for West Merchant Bank Limited, London (formerly Standard Chartered Merchant Bank and Chartered WestLB), in various capacities from 1987 to 1999. Mr. Hayes worked for Libra Bank Limited, New York Agency as Senior Vice President-Trading from 1986 to 1987. He was Principal of W.D. Hayes and Associated, California from 1984 to 1986. He worked for Wells Fargo Bank, N.A., San Francisco, California from 1969 to 1984 in various capacities.

      Alexandre Lodygensky Jr. has held the position of Chief Executive Officer of Rutherford Trading S.A, since August 2002. From 1998 to 2002, he worked as a Regional Commercial Director for HSBC in Brazil, leading the commercial area for two of the largest regional operations: Central region, based in the city of Belo Horizonte, and later the Southeast region, based in the city of Sao Paulo. Before joining HSBC, Mr. Lodygensky worked as a Commercial Director for Banco Excel-Economico starting in 1993. From 1986 to 1993, he worked as a General Manager and later as head of International Trade Finance for Banco Frances e Brasileiro S.A, a subsidiary of Credit Lyonnais. From 1984 to 1986, he worked for Banorte in the position of General Finance Manager, responsible for the Treasury and the Financial Planning and Control Department. Before joining Banorte, from 1981 to 1984, Mr. Lodygensky worked as a Trainee and then as a Finance Manager for Banco ValBras and one of its successors, Digibanco Comercial S.A, a joint-venture of CCF-Credit Commercial de France and Sharp Brasil.

Director Nominated for Election to Represent All Classes

      Jaime Rivera became the Chief Executive Officer of the Bank on January 1, 2004 after the retirement of Mr. Jose Castaneda on December 31, 2003. He was Chief Operating Officer of the Bank since March 2002. Previously, Mr. Rivera was employed by the Bank of America in various capacities since 1978, including:
Managing Director of the Latin America Financial Institutions Group in Miami and at the Latin America Corporate Finance team in New York, as General Manager in Brazil, Argentina and Uruguay, as Credit and Marketing Manager in Chile and as Manager of Latin America Information Systems in Venezuela. Mr. Rivera has also held Board positions with the Council of the Americas, the Florida International Banker's Association and the Latin American Agribusiness Development Corporation.

       THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF CLASS E SHARES VOTE FOR THE ELECTION OF HERMINIO BLANCO, WILLIAM HAYES AND ALEXANDRE LODYGENSKY AS CLASS E DIRECTORS OF THE BANK AND THAT ALL
       HOLDERS OF COMMON STOCK VOTE FOR THE ELECTION OF JAIME RIVERA AS A
           DIRECTOR REPRESENTING ALL COMMON STOCKHOLDERS OF THE BANK.

                    INFORMATION AS TO DIRECTORS, DIGNATARIOS,
                     ADVISORY COUNCIL AND EXECUTIVE OFFICERS

Information as to Continuing Directors

      The following table sets forth certain information concerning the directors whose terms do not expire in 2004 and who will continue to serve as directors following the Annual Meeting, including information with respect to each person's current position with the Bank and other institutions, country of citizenship and the year that each director's term expires.

                                                           Position
                                            Country of     Held With    Term
Name                                        Citizenship     the Bank   Expires
----                                        -----------     --------   -------
CLASS A

Guillermo Guemez Garcia ...............       Mexico       Director      2005
Deputy Governor,
Banco de Mexico

Santiago Perdomo Maldonado ............      Colombia      Director      2005
President,
Banco Colpatria, Red Multibanca
Colpatria

CLASS E

Mario Covo ............................       U.S.A.       Director      2005
Chief Executive Officer,
Finaccess International Inc.

Will C. Wood ..........................       U.S.A.       Director      2006
Principal
Kentwood Associates

ALL CLASSES

Gonzalo Menendez Duque ................       Chile        Director      2006
Director,
Banco de Chile

Information as to Dignatarios

      The following table sets forth the names and countries of citizenship of the Bank's dignatarios, their current office or position with other institutions and their current office or position with the Bank. Dignatarios are elected annually by the members of the Board. Dignatarios attend meetings of the Board, participate in discussions and offer advice and counsel to the Board, but do not have the power to vote (unless they are also directors of the Bank).

                                                            Position held
                                          Country of        by Dignatario
Name                                     Citizenship        with the Bank
----                                     -----------        -------------
Gonzalo Menendez Duque ...............      Chile       Chairman of the Board
Director,
Banco de Chile

Ricardo Manuel Arango ................     Panama       Secretary
Partner,
Arias, Fabrega & Fabrega

Carlos Yap S .........................     Panama       Treasurer
Senior Vice President-Finance,
BLADEX

Jaime Rivera .........................    Guatemala     Chief Executive Officer
Chief Executive Officer,
BLADEX

Meetings of the Board of Directors and Committees

      The Board conducts its business through meetings of the Board and through activities of its Committees. During the fiscal year ended December 31, 2003, the Board held ten meetings. On average, directors attended approximately 91% of the total number of Board meetings held during the fiscal year ended December 31, 2003.

      The following table set forth the four Committees established by the Board, the current number of members of each Committee and the total number of meetings held by each Committee during the fiscal year ended December 31, 2003:

-------------------------------------------------------------------------------
                                                Number of    Total number of
               Committee                         members      meetings held
-------------------------------------------------------------------------------
Audit Committee                                     5               7
-------------------------------------------------------------------------------
Credit Policy and Risk Assessment Committee         5               5
-------------------------------------------------------------------------------
Assets and Liabilities Committee                    3               4
-------------------------------------------------------------------------------
Nomination and Compensation Committee               3               4
-------------------------------------------------------------------------------

Audit Committee

      The Audit Committee is a standing Committee of the Board of Directors. According to its Charter, the Audit Committee must be comprised of at least three directors. The current members of the Audit Committee are Will C. Wood (Chairman of the Committee), Gonzalo Menendez Duque, Sebastiao G. Toledo Cunha, Santiago Perdomo Maldonado and Emilio Garofalo.

      All members of the Audit Committee must be independent directors, as determined by the Board, and at least one director must be a financial expert. No member of the Audit Committee can be an employee of the Bank. The Bank's Board of Directors has determined that all members of the Audit Committee are independent and that at least one of its members is a financial expert. The Audit Committee's financial expert is Gonzalo Menendez Duque.

      In fulfillment of its oversight obligations and in accordance with the regulations of the Superintendence of Banks of Panama, the Audit Committee met seven times during the fiscal year ended December 31, 2003.

      The Audit Committee reviewed and recommended to the Board of Directors that the audited consolidated financial statements of the Bank for the year ended December 31, 2003 be included in the Bank's Annual Report. The Audit Committee also recommended to the Board of Directors that it retain KPMG Peat Marwick Panama as its external independent auditors for the fiscal year ending December 31, 2004. The aggregate amounts of fees paid by the Bank to its independent auditors in connection with external audit and non-audit services for the fiscal year ended December 31, 2003 were approximately $236,000 and $285,378, respectively.

      According  to  its  Charter,   the  Audit   Committee's   main   oversight
responsibilities include the following:

      o Recommend the selection and appointment of the independent auditors to the Board of Directors, review the scope and plan of the independent audit, approve the type of services (including non-audit services) to be rendered by the independent auditors and the fees to be paid, and monitor the independence of the external auditors.

      o Review the accounting policies used in the preparation of the Bank's consolidated financial statements, the quality of the accounting principles used and any significant accounting developments and issues and possible impact of any substantial changes.

      o Review together with management and independent auditors the Bank's interim consolidated financial statements, the annual consolidated financial statements, the annual report on Form 20-F and any financial information which is to be released to the public.

      o Review together with management the adequacy of the Bank's system of internal controls to assure the integrity of financial reporting, safeguarding of assets and compliance with laws and regulations.

      o     Review  with  management  to  satisfy  itself  that  management  has appropriate procedures, practices and processes in place to reasonably assure adherence to policies and limits relating to the assumption of risks, and that the risks assumed by the Bank are appropriately reflected in the books and records.

      o     Review the Bank's compliance with its Code of Ethical Conduct.

      o Review and evaluate the adequacy of the work performed by the Controller, the Chief Auditor and the Compliance Officer.

      The Charter of the Audit Committee requires an annual self-evaluation of the Committee's performance.

Credit Policy and Risk Assessment Committee

      The Credit Policy and Risk Assessment Committee is a standing Committee of the Board of Directors. The current members of the Credit Policy and Risk Assessment Committee are Guillermo Guemez Garcia (Chairman of the Committee), Gonzalo Menendez Duque, Ernesto A. Bruggia, Sebastiao G. Toledo Cunha and Will
C. Wood. No member of the Credit Policy and Risk Assessment Committee can be an employee of the Bank.

      The Credit Policy and Risk Assessment Committee is in charge of reviewing and recommending to the Board of Directors all the credit policies and procedures related to the adequate management of the Bank's assets. The Committee also reviews the quality and profile of the Bank's credit assets and the risk levels assumed by the Bank. The Committee's responsibilities also include, among others, the review and submission to the Board for approval of the country limits and limits exceeding delegated authority and of the adequacy of credit reserves.

      The Committee carries out its duties by way of reviewing periodic reports, which it receives from management, and by way of its interaction with risk management and other members of the Bank's management team. The Committee meets at least four times per year. During the fiscal year ended December 31, 2003, the Committee held five meetings.

Nomination and Compensation Committee

      The Nomination and Compensation Committee is a standing Committee of the Board of Directors. The current members of the Nomination and Compensation Committee are Mario Covo (Chairman of the Committee), Ernesto A. Bruggia and Guillermo Guemez Garcia. No member of the Nomination and Compensation Committee can be an employee of the Bank. Two members of the Nomination and Compensation Committee are independent directors.

      The Committee meets at least four times per year. During the fiscal year ended December 31, 2003, the Committee held four meetings.

      The Nomination and Compensation Committee's primary responsibilities are to assist the Board of Directors by identifying candidates to become Board members and recommending nominees for annual meetings of stockholders; by making recommendations to the Board of Directors concerning candidates for Chief Executive Officer and other senior management and counseling on succession planning for senior management; by recommending compensation for Board members and Committee members, including cash and equity compensation; by recommending compensation for senior management and employees of the Bank, including cash and equity compensation, and policies for senior management and employee benefit programs and plans; by reviewing and recommending changes to the Bank's Code of Ethics; and by advising senior management on issues related to the Bank's personnel.

      The Charter of the Nomination and Compensation Committee requires an annual self-evaluation of the Committee's performance.

Assets and Liabilities Committee

      The Assets and Liabilities Committee is a standing Committee of the Board of Directors. The current members of the Assets and Liabilities Committee are Santiago Perdomo Maldonado (Chairman of the Committee), Mario Covo and Emilio Garofalo. No member of the Assets and Liabilities Committee can be an employee of the Bank.

      The Assets and Liabilities Committee is responsible for reviewing and recommending to the Board of Directors all policies and procedures related to the management of the Bank's assets and liabilities. The Committee also coordinates disbursement and funding activities to enhance earnings and to reduce risks. As part of its responsibilities, the Committee reviews and recommends to the Board of Directors, among others, policies related to the Bank's liquidity, mismatch between assets and liabilities, investment of liquidity, derivative positions, and future funding strategies.

      The Assets and Liabilities Committee carries out its duties by way of reviewing periodic reports, which it receives from management, and by way of its interaction with the Senior Vice President, Treasury and other members of the Bank's management team. The Committee meets at least four times per year. During the fiscal year ended December 31, 2003, the Committee held four meetings.

Advisory Council

      The Advisory Council was created by the Board in April 2000 pursuant to the powers granted to the Board under the Bank's Articles of Incorporation. The duties of Advisory Council members consist primarily of providing advice to the Board with respect to the business of the Bank in their areas of expertise. Each member of the Advisory Council receives $5,000 for each Advisory Council meeting attended. The aggregate amount of fees paid by the Bank during the fiscal year ended December 31, 2003 for services rendered by the Advisory Council during 2003 was $60,000. During the fiscal year ended December 31, 2003, the Advisory Council met twice. The Advisory Council meets only when it is convened by the Board of Directors.

      The following table sets forth the names, positions and countries of citizenship of the members of the Advisory Council of the Bank.

                                                                     Country of
Name                          Position                               Citizenship
----                          --------                               -----------
Luis Pagani................   President                              Argentina
                              Arcor S. A. I. C.

Roberto Teixeira da Costa..   Board Member
                              Grupo Sul America, S.A.                Brazil

Carlos Martabit............   General Manager, Finance Division
                              Banco del Estado de Chile              Chile

Eugenio Clariond...........   Chief Executive Officer                Mexico
                              Grupo Imsa, S. A. de C. V.

Alberto Motta, Jr. ........   Vice President                         Panama
                              Inversiones Bahia Ltd.

Alfredo Riviere............   President                              Venezuela
                              Sural, C. A.

Executive Officers

      Set forth below are the executive officers of the Bank.

                                                                    Country of
Name                              Position                          Citizenship
----                              --------                          -----------
Jaime Rivera .................    Chief Executive Officer           Guatemala

Miguel Moreno.................    Senior Vice President,            Colombia
                                  Controller

Rubens V. Amaral Jr. .........    Senior Vice President,
                                  Commercial                        Brazil

Christopher E. D. Hesketh.....    Senior Vice President,            Barbados
                                  Treasury

Haydee A. de Cano.............    Senior Vice President,            Panama
                                  Administration and Human
                                  Resources

Carlos Yap S..................    Senior Vice President,            Panama
                                  Finance

Miguel A. Kerbes..............    Senior Vice President,            Uruguay
                                  Risk Management

Joaquin Uribe.................    Senior Vice President,            Colombia
                                  Processes, Technology
                                  and Operations

      Jaime Rivera became the Chief Executive Officer of the Bank on January 1, 2004 after the retirement of Mr. Jose Castaneda on December 31, 2003. He was Chief Operating Officer of the Bank since March 2002. Previously, Mr. Rivera was employed by the Bank of America in various capacities since 1978, including:
Managing Director of the Latin America Financial Institutions Group in Miami and at the Latin America Corporate Finance team in New York, as General Manager in Brazil, Argentina and Uruguay, as Credit and Marketing Manager in Chile and as Manager of Latin America Information Systems in Venezuela. Mr. Rivera has also held Board positions with the Council of the Americas, the Florida International Bankers' Association and the Latin American Agribusiness Development Corporation.

      Miguel Moreno has served as Senior Vice President, Controller of the Bank since September 2001. He was a partner and Information Technology Consulting Manager for PriceWaterhouse, Bogota, Colombia from 1988 to 2001 and served as Vice President of Information Technology and Operations for Banco de Credito, Bogota, Colombia from 1987 to 1988. Mr. Moreno served as Chief Executive Officer, TM Ingenieria, Bogota, Colombia, from 1983 to 1987 and as Chief Executive Officer, ICDS Ltd., Bogota, Colombia, from 1982 to 1987. He was the Head of the Industrial Engineering Department, Los Andes University, Colombia, from 1982 to 1984. Mr. Moreno was employed by SENA, Organization and Systems Office and Planning Consulting, Colombia from 1977 to 1981 and worked for the Finance and Public Credit Ministry of Colombia, as Advisor to the Minister from 1976 to 1977.

      Rubens V. Amaral Jr. became Senior Vice President, Commercial of the Bank in March 2004. He worked for Banco do Brasil, New York Branch as General Manager and Managing Director for North America since 2000. Mr. Amaral has been employed by Banco do Brasil in various capacities since 1975, holding the positions of Managing Director, International Division and alternate member of the board of directors in 1998, Executive General Manager of the International Division in Sao Paulo from 1994 to 1998, Deputy General Manager in the New York branch in charge of the Trade Finance & Correspondent Banking Department, Head of Staff of the International Division from 1993 to 1994 and Advisor, Head of Department and General Manager in the Trade Finance Area at the International Division - Head Office, from 1989 to 1993. Mr. Amaral also served as a representative for the Central Bank of Brazil from 1982 to 1988 in banking supervision.

      Christopher E. D. Hesketh has served as Senior Vice President, Treasury of the Bank since September 1989. He was employed by Yamaichi International America, Inc. as Vice President, Corporate Finance Department, in New York from 1986 to 1989. Mr. Hesketh was previously employed by Manufacturers Hanover Overseas Corporation, New York, in various capacities since 1980, including; Regional Credit Manager, New York from 1985 to 1986, Credit Director, Madrid, Spain from 1982 to 1985, and Assistant Credit Manager of Manufacturers Hanover Leasing Corporation, New York from 1980 to 1982. He was employed by Barclays Bank International in various capacities from 1974 to 1980 in Spain and London.

      Haydee A. de Cano has served as Senior Vice President, Administration and Human Resources, of the Bank since 2001. Ms. de Cano previously served as Vice President, Administration, of the Bank from 1992 to 2001 and as Vice President of Human Resources, Organization and Methods from 1980 to 1992. Prior to her employment by the Bank, she held industrial engineer positions at the Autoridad del Canal de Panama, Reed Management Consulting Group, Aseguradora Mundial and Cerveceria Nacional from 1974 to 1979.

      Carlos Yap S. has served as Senior Vice President, Finance, of the Bank since July 2002. Mr. Yap previously served as Vice President, Finance, of the Bank from 1993 to 2002. Prior to this position, Mr. Yap worked for the Bank in the departments of Institutional Planning, Treasury, Correspondent International Banking and Capital Markets from 1980 to 1993. Prior to his employment by the Bank, Mr. Yap worked for Banco Nacional de Panama in its Credit Department from 1979 to 1980, Azucarera Nacional, S.A. and the Panama Canal Company from 1977 to 1979.

      Miguel Kerbes has served as Senior Vice President, Risk Management, of the Bank since July 2002. Mr. Kerbes previously served as Vice President, Risk Management, of the Bank from 2000 to 2002. He was the Assistant Credit Director for the Southern Cone Area of Banco Santander - Chile from 1995 to 2000. Mr. Kerbes also served as the Head of Credit Division at Banco Boston Chile from 1992 to 1995 and was employed by ING Bank in various capacities from 1982 to 1992.

      Joaquin Uribe has served as Senior Vice President, Processes, Technology and Operations of the Bank since July 2002. Mr. Uribe previously served as Vice President, Processes, Technology and Operations of the Bank since September 2001. He was previously employed by Citibank Colombia in various capacities from 1997 to 2001, including: Senior Country Operations Officer - Corporate and Consumer Banking from 2000 to 2001, Country Operations Officer - Consumer Banking from 1998 to 2000, and V.P. - Head of Technology - Consumer Banking from 1997 to 1998. Mr. Uribe was employed by UNISYS Corporation, Colombia from 1987 to 1997 and held the position of Information Services Manager for System Integration and Project Quality Office. Mr. Uribe also served as the Director of the Data Processing Center and Professor of the Colombian School of Engineering from 1981 to 1987.

Transactions with and Remuneration of Executive Officers and Directors

Cash Compensation

      The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2003 to the executive officers of the Bank as a group for services in all capacities was $1,901,711.41. During the fiscal year ended

December 31, 2003, the Bank accrued, and in March 2004, paid a performance-based bonuses to the Bank's executive officers in the aggregate amount of $752,000. At December 31, 2003, the total amount set aside or accrued by the Bank to provide pension, retirement or similar benefits for executive officers was approximately $1,633,000.

      The Board of Directors revised the compensation of its members on July 19, 2003. As part of the revised compensation plan each non-employee director of the Bank is eligible to receive an annual amount of up to $30,000 for his services as a director and an additional amount of $1,500 for each meeting of the Board of Directors and each meeting of shareholders attended, and $1,000 for each Board Committee meeting attended. The Chairman of the Board of Directors is eligible to receive an additional 50% of the compensation that other directors are eligible to receive. The Chairman of each Committee of the Board of Directors is eligible to receive an additional amount of $500 for each Board Committee meeting attended. The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2003 to the directors of the Bank as a group for their services as directors was $530,250.

Share Compensation and Ownership

      On October 13, 1995, the Board of Directors adopted a stock option plan (the "1995 Stock Option Plan") authorizing the Bank to grant to eligible executive officers and employees stock options on up to 300,000 class E shares. The 1995 Stock Option Plan provides that options may be granted at an exercise price equal to the fair market value of the class E shares on the date of the grant of the option. On October 1, 1999, the Board of Directors adopted another stock option plan (the "1999 Stock Option Plan") authorizing the Bank to grant to eligible executive officers and employees stock options on up to 350,000 class E shares. The 1999 Stock Option Plan provides that options may be granted at an exercise price equal to the fair market value of the class E shares on the date of the grant of the option. Participants in the 1999 Stock Option Plan who remain employed will become fully vested in their options four years from the date of grant. Options granted under both the 1995 Stock Option Plan and the 1999 Stock Option Plan remain outstanding for a period of 10 years unless sooner forfeited.

      The following table sets forth information regarding the stock options granted under the 1995 Stock Option Plan and the 1999 Stock Option Plan since the inception of these plans. Each exercise price listed below is equal to the fair market value of the class E shares on the dates on which the options related thereto were granted under the plans.

         -------------------------------------------------------------
         Date of Grant            Number of shares      Exercise Price
         -------------------------------------------------------------
         October 13, 1995              90,000               $41.56
         -------------------------------------------------------------
         January 31, 1997              70,000                51.19
         -------------------------------------------------------------
         February 6, 1998              70,000                42.56
         -------------------------------------------------------------
         February 4, 1999              70,000                23.03
         -------------------------------------------------------------
         February 4, 2000              70,000                23.16
         -------------------------------------------------------------
         February 6, 2001              70,000                32.88
         -------------------------------------------------------------

      As of December 31, 2003, 62,766 class E shares have been purchased through the exercise of stock options granted under the 1995 Stock Option Plan and the 1999 Stock Option Plan.

      In addition, in 1999, the Board of Directors approved the adoption of two employee stock programs. These programs were implemented in the year 2001 and have the following terms:

      (1) Deferred Equity Unit Plan (the "DEU Plan"): Employees who participate in the Bank's stock purchase plan and make elections thereunder to receive up to 25% of their annual bonuses in class E shares of the Bank (the "Bonus Shares") automatically participate in the DEU Plan. Under the DEU Plan, the Bank grants to the employee one deferred equity unit for every two Bonus Shares purchased under the stock purchase plan. Each deferred equity unit represents the right to receive one class E share of the Bank (or the economic equivalent thereof.) A participating employee will vest in the deferred equity units credited to him or her if the participant (i) remains employed by the Bank through the applicable vesting period and (ii) allows the Bonus Shares to be held in the Bank's custody (or under alternative arrangements) through the vesting period. The vesting period is generally three years from the date of purchase as to 50% of the deferred equity units and five years from the date of purchase as to the remaining 50% of the deferred equity units. In certain circumstances, participants will have the opportunity to continue to vest in deferred equity units after termination of employment. Payments in respect of deferred equity units are made after vesting. Participating employees will receive dividend equivalents with respect to their vested deferred equity units and will receive additional deferred payments (which will vary depending on the performance of the class E shares) if and after the underlying deferred equity units vest.

      (2) Deferred Compensation Plan (the "DC Plan"): The DC Plan has two separate features. Under the first component of the DC Plan, the Bank may grant to each eligible employee a number of deferred equity units equal to the product of (x) an amount equal to a percentage, not to exceed 3%, of the employee's compensation, divided by (y) the fair market value of a class E share of stock of the Bank. Each deferred equity unit represents the right to receive a class E share (or the economic equivalent thereof). Employees will vest in the deferred equity units after three years of service (which includes past service with the Bank). Subject to certain acceleration events, distributions will be made in respect of deferred equity units on the later of (i) the date the vested deferred equity units are credited to an employee's account and (ii) 10 years after the employee is first credited with deferred equity units under the DC Plan. Participating employees will receive dividend equivalents with respect to their vested deferred equity units and will receive additional deferred payments (which will vary depending on the performance of class E shares) if and after the underlying deferred equity units vest. The second component of the DC Plan allows employees who are not citizens or residents of the United States to defer a percentage of their compensation, and receive a discretionary, matching cash contribution. In no event shall the value of (i) the discretionary, matching cash contribution made on behalf of an employee and (ii) the grant of deferred equity units made to such employee exceed 6% of the employee's annual compensation.

      As of December 31, 2003, an aggregate number of 122 and 28,890 deferred equity units, representing the right to acquire the same number of class E shares or the economic equivalent thereof, had been granted to eligible employees of the Bank and were outstanding under the DEU Plan and the DC Plan, respectively.

      In February 2004, the Board of Directors approved the general terms of an indexed stock option plan (the "Indexed Stock Option Plan") for executive officers and directors, which will consist of indexed options on class E shares with the exercise price indexed to a customized Latin American general market index. The exercise price will be adjusted based on the change in this customized index. The option term will be seven years, and there will be a cliff vesting after four years. The number of shares on which options are granted will be calculated using the Black-Scholes derived value of the options or other method approved by the Board. The Indexed Stock Option Plan is expected to become effective in 2004.

      The Board of Directors has decided to discontinue the DEU Plan, the DC Plan, the 1995 Stock Option Plan and the 1999 Stock Option Plan and no additional grants will be made under these plans. These plans will be replaced by the Indexed Stock Option Plan.

      In 2000, the Board of Directors adopted a stock option plan (the "Board Plan") for the non-employee directors of the Bank. Pursuant to the Board Plan, each year the Board of Directors may grant options to each non-employee director to purchase class E shares of the Bank. The aggregate number of class E shares that may be issued upon exercise of options under the Board Plan is 50,000. If options are granted under the Board Plan in any calendar year, the Chairman of the Board of Directors will receive options to purchase shares that have an aggregate value of $15,000 on the date of grant and each other director will receive options to purchase shares that have an aggregate value of $10,000 on the date of grant. The exercise price for all options under the Board Plan will be equal to the fair market value of a class E share on the date of grant.
Directors will fully vest in their options on the one-year anniversary of the date of grant and such options may be exercised at any time thereafter, up to the fifth anniversary of the date of grant. All directors must pay the exercise price in cash, except that the Board of Directors may determine, in its discretion, to allow payment of the exercise price in class E shares. Except in the case of death or disability, all unvested options of a grantee will be forfeited upon the termination of such grantee's services as a director of the Bank. As of December 31, 2003, stock options with respect to 2,584 class E shares had been granted by the Board of Directors under the Board Plan at an exercise price of $32.88 per class E share. The Board of Directors granted all of these stock options on February 6, 2001. As of the date hereof, none of the stock options granted by the Board of Directors under the Board Plan have been exercised. In accordance with the Board Plan, options on 304 class E shares were forfeited during 2001 (and may be reissued) as a result of the expiration of the term of a director.

      In 2003, the Board of Directors adopted a restricted stock plan (the "Board Restricted Stock Plan") for the non-employee directors of the Bank. Under the Board Restricted Stock Plan, each non-employee director of the Bank is awarded annually a number of shares of class E common stock equal to the number that results from dividing $10,000 ($15,000 in the case of the Chairman of the Board) by the market price of a class E share on the date the award is made. Directors receiving shares of restricted stock under the plan will have all the rights of stockholders of the Bank (including voting and dividend rights), except that all such shares will be subject to restrictions on transferability. The restrictions placed on the shares awarded under the Board Restricted Stock Plan will lapse on the fifth anniversary of the award date. If a director's service with the Bank is terminated for cause, the shares that then remain subject to restrictions will be forfeited. However, the restrictions will immediately lapse on all shares granted to a director in the event of the termination of the director's service with the Bank due to death, disability, or for any other reason other than termination for cause. Dividends on the restricted shares are held by the Bank until the restrictions lapse, and if the restricted shares are forfeited, then any dividends relating to those shares are forfeited. During 2003, 9,547 class E shares were issued to non-employee directors under the Board Restricted Stock Plan and compensation expense charged against income in 2003 was $94,993.

      The Board of Directors has decided to discontinue the Board Plan and no additional options will be granted under this plan. The Board Plan has been replaced by the Board Restricted Stock Plan and the Indexed Stock Option Plan. Under the revised Board compensation plan adopted on July 19, 2003, each non-employee director of the Bank will be awarded annually options to purchase class E shares having a Black-Scholes derived value of $10,000 ($15,000 in the case of the Chairman of the Board of Directors) once the Indexed Stock Option Plan enters into effect. The Indexed Stock Option Plan is expected to become effective in 2004.

      The Bank sponsors a defined contribution plan for its expatriate officers. The Bank's contributions are determined as a percentage of the eligible officer's annual salary, with each officer contributing an additional amount withheld from his salary and deposited in a savings account with the Bank, earning interest at market rates. During the years 2003, 2002 and 2001, the Bank charged to salaries expense $139,934, $118,900, and $50,764, respectively, with respect to this plan. As of December 31, 2003 and 2002, the accumulated liability payable under this contribution plan amounted to $571,755 and $431,821, respectively.

      As of December 31, 2003, the Bank's executive officers, directors, and Advisory Council members, as a group, owned an aggregate of 89,227 class E shares, which was 0.3% of all issued and outstanding class E shares.

      The following tables set forth information regarding the number of shares owned by the Bank's executive officers and options and rights held under each of the DEU Plan, the DC Plan, the 1995 Stock Option Plan and the 1999 Stock Option Plan, as of December 31, 2003.

                                       Number of
                                        Shares      Number of Shares
                                     Beneficially      that may be        Options        Options
                                      Owned as of    Acquired within    under 1995     under 1999       Rights       Rights
         Name and Position           December 31,    60 Days of Dec    Stock Option   Stock Option    under DEU     under DC
       of Executive Officer              2003           31, 2003           Plan           Plan           Plan         Plan
------------------------------------------------------------------------------------------------------------------------------
Jose Castaneda (1)
Chief Executive Officer.......           42,726          64,666           55,648         20,526            0         1,141

Jaime Rivera
Chief Executive Officer.......                0               0                0              0            0             0

Miguel Moreno
Senior Vice President -
Controller....................                0               0                0              0            0             0

Rubens V. Amaral Jr. (2)
Senior Vice President -
Commercial ...................                0               0                0              0            0             0

Christopher E. D. Hesketh (3)
Senior Vice President -
Treasury......................            1,130          34,251           25,433         11,150            0           855

Haydee A. de Cano (4)
Senior Vice President -
Administration and Human
Resources ....................            1,048          36,450           29,720          8,730            0           575

Carlos Yap S. (5)
Senior Vice President -
Finance.......................                0          30,065           21,905         10,492            0           545

Miguel A. Kerbes (6)
Senior Vice President -
Risk Management...............                0           2,500                0          3,750            0           621

Joaquin Uribe
Senior Vice President -
Processes, Technology and
Operations....................                0               0                0              0            0             0

-------------
(1) Mr. Castaneda retired as Chief Executive Officer on December 31, 2003 and as director of the Bank effective January 1, 2004. Mr. Castaneda's stock options under the 1995 Stock Option Plan were granted in the following allocations: 18,000 on October 13, 1995, 14,000 on January 31, 1997, 14,000 on February, 1998, 4,666 on February 4, 1999 and 4,982 on February 4, 2000; and under the 1999 Stock Option Plan in the following allocations: 6,526 on February 4, 2000, and 14,000 on February 6, 2001.

(2) Mr. Amaral resigned as a director of the Bank effective February 4, 2004 in connection with his becoming an executive officer of the Bank.

(3) Mr. Hesketh's stock options under the 1995 Stock Option Plan were granted in the following allocations: 7,700 on October 13, 1995, 6,000 on January 31, 1997, 7,000 on February 6, 1998, 2,500 on February 4, 1999 and 2,233
      on February 4, 2000; and under the 1999 Stock Option Plan in the following allocations: 4,150 on February 4, 2000, and 7,000 on February 6, 2001.

(4) Ms. de Cano's stock options under the 1995 Stock Option Plan were granted in the following allocations: 8,350 on October 13, 1995, 6,500 on January 31, 1997, 6,600 on February 6, 1998, 4,000 on February 4, 1999 and 4,270
      on February 4, 2000; and under the 1999 Stock Option Plan in the following allocations: 2,730 on February 4, 2000, and 6,000 on February 6, 2001.

(5) Mr. Yap's stock options under the 1995 Stock Option Plan were granted in the following allocations: 5,234 on October 13, 1995, 6,000 on January 31, 1997, 6,000 on February 6, 1998, 2,333 on February 4, 1999 and 2,338 on
      February 4, 2000; and under the 1999 Stock Option Plan in the following allocations: 3,492 on February 4, 2000, and 7,000 on February 6, 2001.

(6) Mr. Kerbes's stock options under the 1999 Stock Option Plan were granted in February 6, 2001.

      The following table includes information regarding ownership of the Bank's shares by members of its Board of Directors, restricted shares held under the Board Restricted Stock Plan and options received under the Board Plan.

                                                                                                        Restricted
                                            Number of Shares    Number of Shares that     Options       Shares held
                                           Beneficially Owned      may be Acquired       under the      under Board
                                           as of December 31,     within 60 Days of      Board Plan     Restricted
            Name of Director                    2003 (1)          December 31, 2003         (2)         Stock Plan
--------------------------------------------------------------------------------------------------------------------
Rubens Amaral (3).......................              0                  304                  304              0
Guillermo Guemez Garcia (4).............              0                    0                    0              0
Santiago Perdomo Maldonado..............          1,005                    0                    0          1,005
Ernesto A. Bruggia (5)..................          1,005                  304                  304          1,005
Emilio Garofalo Filho (6)...............          1,005                    0                    0          1,005
Will C. Wood............................          3,505                  304                  304          1,005
Sebastiao Toledo Cunha (7)..............          1,005                  456                  456          1,005
Mario Covo..............................          1,005                  304                  304          1,005
Jose Castaneda (8)......................         42,726                    0                    0              0
Gonzalo Menendez Duque..................          1,507                  304                  304          1,507

---------------
(1)   Includes class E shares held under the Board Restricted Stock Plan.

(2) This column does not include 304 options granted in February 2001 to Valentin Hernandez, a former member of the Board of Directors.

(3) Mr. Amaral resigned as a director effective February 4, 2004 in connection with his becoming an executive officer of the Bank. 1,005 class E shares representing Mr. Amaral's entitlement under the Board Restricted Stock Plan were issued to his employer Banco do Brasil in 2003.

(4) 1,005 class E shares representing Mr. Guemez Garcia's entitlement under the Board Restricted Stock Plan were issued to his employer Banco de Mexico in 2003.

(5) Mr. Bruggia's term as a class B director will end at the Annual Meeting as a result of his class B directorship being forfeited to the class E shareholders.

(6) Mr. Garofalo's term as a class B director will end at the Annual Meeting as a result of his class B directorship being forfeited to the class E shareholders.

(7) Mr. Cunha's term as a class E director expires with the Annual Meeting and he is not standing for re-election.

(8) Mr. Castaneda resigned as a director effective January 1, 2004 in connection with his retirement as Chief Executive Officer on December 31, 2003.

      For additional information regarding stock options granted to executive officers and Directors, see Note 16 to the audited financial statements of the Bank for the fiscal year ended December 31, 2003.

      Certain directors of the Bank are executive officers of banks and/or other financial institutions located in Latin America, the Caribbean and elsewhere. Some of these banks and/or other financial institutions own shares of the Bank's common stock and have entered into loan transactions with the Bank in the ordinary course of business. The terms and conditions of such loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions. As a matter of policy, directors of the Bank do not participate in the approval process for credit facilities extended to institutions of which they are executive officers or directors nor do they participate with respect to decisions regarding country exposure limits in countries in which such institutions are domiciled.

Corporate Governance

      The Bank has included the information regarding its corporate governance practices necessary to comply with Section 303A of the New York Stock Exchange's Listed Company Manual/Corporate Governance Rules on its website (www.blx.com).

                  STOCKHOLDER PROPOSALS FOR 2005 ANNUAL MEETING

      Any proposals that a stockholder wishes to have included in the Bank's proxy statement for the 2005 annual meeting of stockholders, including, without limitation, any nomination of a director who such stockholder is entitled to elect, must be received by the Secretary of the Bank at the executive offices of the Bank at Calle 50 and Aquilino de la Guardia Street, P.O. Box 6-1497 El Dorado, Panama City, Republic of Panama, no later than January 15, 2005. In the event such a proposal includes a nomination for a directorship, it must include material background information relating to such nominee.

                                  OTHER MATTERS

      If any other matters should properly come before the Annual Meeting, proxies solicited hereby will be voted with respect to such other matters in accordance with the best judgment of the persons voting the proxies.

                                              By Order of the Board of Directors

                                              /s/ Ricardo Manuel Arango

                                              Ricardo Manuel Arango
                                              Secretary

March 12, 2004


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